[Wyeth letterhead]

September 12, 2007

Mr. Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wyeth
Definitive Proxy Statement
Filed March 16, 2007
File No. 1-1225

Dear Mr. Buchmiller:

Further to our telephone conversation of September 7, 2007, Wyeth (the “Company”) acknowledges receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in a letter from the Staff dated August 21, 2007 (the “Comment Letter”) pertaining to the Company’s 2007 Definitive Proxy Statement filed on March 16, 2007. As discussed, the Company is in the process of evaluating and preparing its responses to the Staff’s comments and intends to review the Comment Letter with the Compensation and Benefits Committee of the Company’s Board of Directors at its next meeting. This letter confirms the Company’s intention to submit its formal written response to the Staff’s comments during the week of October 15th.

We look forward to working with you to address the Staff’s comments.

Very truly yours,

Wyeth

By:	/s/ Bryan A. Supran
Bryan A. Supran
Assistant General Counsel - Corporate

cc:	Mr. Robert Essner
Chairman and Chief Executive Officer

Mr. Gregory Norden
Senior Vice President and Chief Financial Officer

Mr. Lawrence V. Stein
Senior Vice President and General Counsel